Press Release

Loncor Gold Provides Update on Arrangement Transaction with Chengtun Mining

Toronto, Ontario - December 1, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") is providing an update on the proposed arrangement (the "Arrangement Transaction") of Loncor with Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun Mining"), which Arrangement Transaction provides for, among other things, the acquisition by Chengtun Mining of all of the outstanding shares of the Company for Cdn$1.38 per share in cash by way of a court approved plan of arrangement.

In a recent communique, the Chinese Ministry of Foreign Affairs has cautioned Chinese nationals and businesses to avoid certain regions in eastern DRC.  The guidelines regarding Chinese nationals in eastern DRC has been in place for a number of years, but the Chinese government recently issued a new heightened caution in response to certain disturbances, in particular along the Rwandan and Ugandan border. Loncor's Adumbi project is located approximately 500 kilometres from the border areas and has not experienced any issues with its operations.  Africa's largest gold mine, Kibali, controlled by Barrick AngloGold JV, is located approximately 230 kilometres northeast of Adumbi.  Both areas were identified in the recent communique.  The Company's drill program at Adumbi continues normally with more drill results expected within the next 10 days.

The Company is continuing to advance the Arrangement Transaction and remains on track to hold a special meeting of shareholders (the "Meeting") on December 11, 2025 to obtain the required shareholder approval for the Arrangement Transaction. Closing remains subject to satisfaction or waiver of all requisite closing conditions, including without limitation, approval of Loncor shareholders at the Meeting and approval of the Ontario Superior Court of Justice (Commercial List). The Company will provide further updates as circumstances warrant and in accordance with applicable securities laws.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

About Chengtun Mining Group Co., Ltd.

Chengtun Mining specializes in developing new energy metal resources.  The company's core operations include mining and refining of energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries. The company has also identified gold and other precious metals as a key strategic business area for future development.  Chengtun owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine.  Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding completion of the terms and conditions of the Arrangement Transaction, the timing of the Meeting, and conditions of closing the Arrangement Transaction) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with the possibility that the Arrangement Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required approvals and other conditions of closing necessary to complete the Arrangement Transaction or for other reasons, the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement Transaction, risks relating to the abilities of the parties to satisfy conditions precedent to the Arrangement Transaction, risks related to the Chinese government pronouncements summarized in this press release, a third party superior proposal materializing prior to the completion of the Arrangement Transaction, and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 and information circular prepared in connection with the Meeting filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, Executive Chairman, +1 416 366 7300

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 790454 0856